
03022016


Duke
Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

82-4979


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH. D.C. 155 SECTION

São Paulo, March 27, 2003

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

SUPPL

Dear Sirs,

Follows the Financial Statements related to the fiscal year of 2002.

We are at your entire disposal to clarify any doubts that may be necessary.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Jorge Yoshimura
Financial/Investors' Relationship Officer

dlw 6/2


Duke
Energy®
Geração Paranapanema

Relatório Anual da Administração

Senhores Acionistas,

A Administração da Duke Energy International, Geração Paranapanema S.A. – "Duke Energy Paranapanema" tem a satisfação de apresentar o Relatório Anual da Administração e as Demonstrações Contábeis relativas ao exercício social findo em 31 de dezembro de 2002, acompanhadas do Parecer dos Auditores Independentes. Toda a documentação relativa às contas ora apresentadas está à disposição dos senhores acionistas, a quem a Diretoria terá o prazer de prestar os esclarecimentos adicionais necessários.

APRESENTAÇÃO

O ano de 2002 foi marcado por uma série de acontecimentos nacionais e internacionais que impactaram negativamente o mercado brasileiro de forma geral e, principalmente, o mercado de energia elétrica. No âmbito interno, o principal destaque foi o fim do Programa Emergencial de Redução de Consumo de Energia Elétrica e a liquidação das transações no âmbito do MAE, do período de setembro de 2000 a dezembro de 2002.

No âmbito externo, os destaques foram o desempenho do mercado dos Estados Unidos, a expectativa de uma guerra com o Iraque e as crises da Argentina e dos Estados Unidos, causando um desaquecimento da economia mundial, tendo como conseqüência aumento das taxas inflacionárias e maior volatilidade da taxa de câmbio no Brasil.

Apesar de todos os fatores negativos ocorridos no ano de 2002, o setor elétrico conseguiu minimizar os referidos fatores, cujo principal elemento era a disputa entre os agentes distribuidores e geradores sobre a aplicabilidade do Anexo V dos Contratos Iniciais, através da assinatura do Acordo Geral do Setor Elétrico, envolvendo todos os agentes do setor e o Governo Federal (Ministério de Minas e Energia, GCE e BNDES).

No caso da Duke Energy Paranapanema, a empresa fechou o exercício social de 2002 com um prejuízo de R$ 61.278, em decorrência principalmente da variação do IGP-M e da SELIC, dos empréstimos junto a Eletrobrás, Fundação CESP e ao BNDES, além dos demonstrativos emitidos pelo MAE com as contabilizações referentes ao Acordo Geral do Setor Elétrico. Vale ressaltar a contribuição e atuação da Duke Energy Paranapanema na solução das disputas ocasionadas por conta do racionamento de energia elétrica.

MERCADO DE ENERGIA

A Duke Energy Paranapanema gerou em 2002 11.581 gigawatts/hora (GWh), significando aproximadamente 3,4 % da geração de energia elétrica no Brasil no ano. O principal fato, em termos energéticos, continuou sendo o racionamento de energia iniciado em junho de 2001 e encerrado em fevereiro de 2002. Outro destaque foi o crescimento da geração nacional, em comparação a 2001, em aproximadamente 6 %.


Duke
Energy®
Geração Paranapanema

Geração de Energia - Operação

A Duke Energy Paranapanema é composta por oito usinas hidrelétricas com capacidade instalada total de geração de 2.307 megawatts (MW), localizadas ao longo do Rio Paranapanema, nas divisas dos Estados de São Paulo (Sudeste) e Paraná (Sul). Dada a 0localização, a Duke Energy Paranapanema recebe a influência dos regimes hidrológicos dessas regiões e representa cerca de 7% do armazenamento de água das regiões Sudeste e Centro-Oeste. Como destaque, pode-se dizer que, devido a essa localização e às afluências ocorridas no período de 2001/2002 na região Sul, a Duke Energy Paranapanema contribuiu, em 2002, tanto para a redução dos impactos do racionamento na região Sudeste como também para a recuperação dos principais reservatórios da região.

Capacidade Instalada – MW	
Jurumirim	98
Chavantes	414
Salto Grande	74
Canoas II	72
Canoas I	83
Capivara	640
Taquaruçu	554
Rosana	372
TOTAL	**2.307**

A produção de energia elétrica no ano foi:

Usina	Produção de Energia (GWh)		
	Jan-Dez 2002	Jan-Dez 2001	% 2002/2001
Jurumirim	566,74	507,62	11,6
Chavantes	1.955,96	1.522,27	28,5
Salto Grande	484,19	425,37	13,8
Canoas II	485,96	440,79	10,2
Canoas I	578,00	537,68	7,5
Capivara	3.419,95	3.573,35	-4,3
Taquaruçu	2.120,77	2.079,59	2,0
Rosana	1.967,87	1.975,24	-0,4
Total do Sistema	***11.581,41***	***11.061,91***	**4,7**


Duke
Energy®
Geração Paranapanema

As variações da produção de energia em 2002 comparadas às de 2001 foram decorrência, principalmente, das elevadas afluências verificadas que impactaram positivamente os níveis dos reservatórios, além da política de despacho centralizado exercida pelo ONS – Operador Nacional do Sistema.

A Companhia continua desenvolvendo vários projetos visando à melhoria de sua capacidade produtiva. Como destaques, em 2002, foi iniciada a reforma e a repotenciação da Unidade Geradora 2 de Salto Grande, com previsão de conclusão em março de 2003, e os projetos de fabricação de componentes das duas Unidades Geradoras de Jurumirim e da Unidade Geradora 3 de Capivara, cujas reformas serão iniciadas em 2003. Existem, ainda, outros projetos em análise, inclusive o de repotenciação de diversas Unidades Geradoras, que visa ao aumento da capacidade de produção para os próximos 5 anos. A concretização desses projetos dependerá, em parte, da evolução da regulamentação existente.

Comercialização

A Duke Energy Paranapanema deu continuidade ao seu esforço de comercialização e "*marketing*", tendo em vista a necessidade de recontratação dos montantes de energia a serem liberados dos Contratos Iniciais a partir de 2003.

O mercado de energia elétrica sofreu duro golpe devido ao racionamento ocorrido entre 2001 e 2002, apresentando forte retração não recomposta até o presente momento. Estima-se que a oferta de energia hoje existente supere em quase 12% a efetiva demanda de mercado, o que significa, grosso modo, um excedente de geração na casa de 3.500 MW médios.

Este cenário tornou extremamente competitivo o mercado pela renovação dos montantes liberados dos Contratos Iniciais e de energia proveniente de novos empreendimentos.

A despeito dessa conjuntura desfavorável para o conjunto das empresas geradoras, a Duke Energy Paranapanema teve sucesso na renegociação de mais de 90% da energia descontratada relativa ao ano de 2003. Com isso, ficou assegurada à Companhia uma maior estabilidade quanto ao seu fluxo de receitas para os próximos períodos.

De forma complementar, foi mantido com êxito o programa de fortalecimento da marca e ampliação da capacidade de comercialização da Duke Energy, refletidos no fechamento de contratos com "clientes livres" e demais comercializadores e produtores de energia.

ASSUNTOS REGULATÓRIOS

Racionamento

Em fevereiro de 2002, encerrou-se o Programa Emergencial de Redução de Consumo de Energia Elétrica, iniciado em junho de 2001 e ocasionado pela escassez da oferta de energia nos mercados do Sudeste, Centro-Oeste, e Nordeste do país.


Duke
Energy®
Geração Paranapanema

Após várias discussões sobre o tema, principalmente relacionadas à questão do Anexo V dos Contratos Iniciais, o Governo recebeu uma série de propostas das empresas do setor (geradores e distribuidores), culminando no acordo final denominado "Acordo Geral do Setor Elétrico", cujo processo foi mediado pelo BNDES - Banco Nacional de Desenvolvimento Econômico e Social.

Porém, o Acordo somente foi assinado após meses de intensas negociações com as duas principais entidades de representação dos agentes do setor, a ABRAGE – Associação Brasileira das Grandes Empresas Geradoras de Energia Elétrica e a ABRADEE – Associação Brasileira de Distribuidores de Energia Elétrica. O Acordo firmado visava ao equilíbrio econômico-financeiro no âmbito do mercado de energia e ao equacionamento dos reflexos gerados em conseqüência do Programa Emergencial.

O Acordo foi implementado, em seus princípios, pelo Governo Federal através da Medida Provisória n° 14, de 21 de dezembro de 2001, convertida posteriormente na Lei n° 10.438, que necessitou ainda de uma séria de resoluções por parte da ANEEL, divulgadas com os aspectos complementares para a operacionalização do referido Acordo. A assinatura dos instrumentos contratuais do Acordo apenas ocorreu em 4 de julho de 2002, o que atrasou a sua operacionalização junto ao MAE.

O BNDES aprovou linha de crédito para financiamento correspondente a 90% do custo com a compra adicional de energia livre no MAE. Após a determinação dos valores pelo MAE, a Duke Energy Paranapanema pleiteou o financiamento nos termos do Acordo, que prevê atualização com base na variação da SELIC, acrescido de juros de 1% a.a., com término para 15 de fevereiro de 2008.

Mercado Atacadista de Energia

Desde a implantação formal do MAE - Mercado Atacadista de Energia, ocorrida em 1° de setembro de 2000, apenas em 30 de dezembro de 2002 conseguiu-se realizar a liquidação financeira das transações ocorridas no período de setembro de 2000 a setembro de 2002, de forma condicionada e na proporção de 50%, nos termos do artigo 1° da Resolução ANEEL n° 763. Os períodos de outubro de 2002 e novembro de 2002, na mesma proporção de 50%, somente foram liquidados entre os meses de janeiro e fevereiro de 2003.

Esta primeira etapa da liquidação correspondeu ao débito total de R$ 1.488.000 da conta dos devedores. Destes, aproximadamente 60% foi efetivamente pago, enquanto os 40% restantes deverão ser negociados pelos agentes diretamente com seus credores, em acordos bilaterais. Tendo em vista esta parcela de residual de 40% e a compactação de 25 meses numa única liquidação principal, uma liquidação residual no valor de R$ 226.000 ocorreu, conforme previsto no Procedimento de Mercado para Liquidação Financeira submetido à Audiência Pública e aprovado pela ANEEL, através do Despacho nº 767, de 3 de dezembro de 2002.

O pagamento do valor remanescente dos 50% liquidados será efetuado somente após a finalização de auditoria, conforme previsto no Acordo de Mercado, a qual abrangerá 100% dos valores contabilizados.


Duke
Energy®
Geração Paranapanema

DESEMPENHO ECONÔMICO-FINANCEIRO

Breve resumo dos principais indicadores:

Indicadores	2002	2001
Receitas Operacionais Líquidas	523.909	619.932
EBITDA	375.710	338.307
Resultado do Serviço	223.038	204.190
Despesas Financeiras Líquidas	(316.709)	(181.084)
Lucro (Prejuízo) Líquido	(61.278)	22.449
Ativos Totais	3.860.434	3.845.749
Dívidas em Moeda Nacional	1.236.625	983.292
Patrimônio Líquido	2.251.712	2.299.152

Conforme mencionado anteriormente, em função da série de fatores negativos durante o ano de 2002, a Duke Energy Paranapanema fechou o ano com o resultado negativo de R$ 61.278 (positivo R$ 22.449 em 2001). Este resultado foi obtido basicamente em função da variação do IGP-M e da SELIC, dos empréstimos junto a Eletrobrás, Fundação CESP e ao BNDES, além dos demonstrativos emitidos pelo MAE com as contabilizações referentes ao Acordo Geral do Setor Elétrico.

A receita operacional líquida foi de R$ 523.909, considerando R$ 519.549 referentes aos contratos iniciais e R$ 4.360 relativo ao valor a ser ressarcido pelas distribuidoras (diferença entre o preço MAE e R$ 49,26), conforme determinado pela ANEEL através da Resolução n° 72, de 7 de fevereiro de 2002. A receita operacional líquida apresentou uma diminuição de 15,49%, comparada ao ano de 2001, decorrente do ajuste da contabilização referente ao Acordo do setor e da contabilização do fator redutor dos Contratos Iniciais, conforme determinado pela ANEEL através da Resolução n° 1.004, de 15 de outubro de 2002. Além disso, a incidência dos tributos sobre o valor a ser ressarcido pelas distribuidoras encontra-se em discussão com os agentes de mercado e com o Governo a respeito da aplicabilidade dos tributos neste momento, tendo em vista que o valor mencionado será recebido pelos agentes geradores ao longo de um horizonte médio de até 6 anos.

O EBITDA (lucro antes dos impostos, das despesas financeiras, da depreciação e da amortização) foi de 71,7% da receita operacional líquida (54,6% no ano de 2001). Esse acréscimo foi gerado principalmente pelo custo da energia livre decorrente do racionamento em 2001.

As despesas financeiras líquidas atingiram R$ 316.709 (R$ 181.084 em 2001), relacionadas principalmente aos empréstimos junto à Eletrobrás e Fundação CESP, compreendendo juros e variação do IGP-M, e junto ao BNDES, compreendendo juros e variação da SELIC. A variação do IGP-M em 2002 foi de 25,3% comparada a 10,37% em 2001 e a da SELIC foi de 24,9%.

O ativo permanente contemplou adições da ordem de R$ 46.919, considerando gastos diretos e custos de pessoal. Nesse montante estão inclusos projetos de repotenciação de


Duke
Energy®
Geração Paranapanema

máquinas, aquisições de novos equipamentos etc., visando maior agilidade e aumento da capacidade de produção.

Em atendimento à Instrução nº 381, da CVM - Comissão de Valores Mobiliários, registra-se que durante o exercício de 2002 a Duke Energy Paranapanema contratou a Deloitte Touche Tohmatsu Auditores Independentes para prestação de serviços de revisão dos principais procedimentos fiscais adotados pela Duke Energy Paranapanema, de acordo com as orientações contidas no Manual emitido pela Secretaria da Receita Federal. Os honorários pagos para estes serviços não representaram mais de 5% dos honorários dos serviços de auditoria externa. A Duke Energy Paranapanema, em discussão com os seus auditores independentes, concluiu que estes serviços prestados não afetaram a independência ou objetividade destes, em razão da definição do escopo e dos procedimentos executados. A Duke Energy Paranapanema adota como política atender às regulamentações que definem as restrições de serviços dos auditores independentes.

PROGRAMAS DE PESQUISA & DESENVOLVIMENTO

Em cumprimento ao estabelecido na Resolução nº 261, de 3 de setembro de 1999, publicada pela ANEEL, que regulamenta a obrigatoriedade de aplicação de recursos das concessionárias de energia elétrica em ações de P&D - Pesquisa e Desenvolvimento Tecnológico do setor elétrico, e o disposto nas subcláusulas quarta e quinta da cláusula sexta do Contrato de Concessão da Geração nº 076/99 entre ANEEL e Duke Energy Paranapanema, assinado em 22/09/99, esta empresa apropria 0,25% da sua receita operacional líquida anual, que, para o exercício 2002/2003, corresponde ao valor de R$ 1.708, e destina 50% do valor citado, ou seja, R$ 854 em ações especificamente vinculadas às inovações tecnológicas, sempre com o intuito de buscar soluções que visam otimizar seu resultado operacional, através de projetos de P&D, em conformidade com a Lei nº 9.991, de 24 de julho de 2000.

Ao valor a ser aplicado no atual ciclo do programa anual de P&D deverá ser acrescida a soma de R$ 88 referentes à diferença aplicada a menor apurada no ciclo de 1999/2000. Portanto, o valor total mínimo a ser aplicado no presente exercício é de R$ 942.

Ressalta-se que esses projetos foram encaminhados para análise e aprovação da ANEEL e estão descritos na tabela abaixo.

QUADRO-RESUMO DAS PROPOSTAS DE P&D

TÍTULO DO PROJETO
1. Pesquisa e Desenvolvimento em restauração de áreas degradadas
2. Análise da qualidade e avaliação da eficiência dos peixamentos realizados no rio Paranapanema
3. Análise genética de espécies de peixes migradoras através de marcadores moleculares


Duke
Energy®

4. Avaliação do risco volumétrico implícito nos processos relativos ao consumo de energia elétrica de clientes livres	
5. Políticas inteligentes para adequação *risco x retorno* em carteiras de transações de energia elétrica e derivativos associados	
6. Ambiente de simulação da operação de sistemas de proteção	
VALOR MÍNIMO PARA INVESTIMENTO NO CICLO 2002/2003	**R$942**

MEIO AMBIENTE, SEGURANÇA E SAÚDE

Baseada nos princípios de responsabilidade, administração de recursos, padrões, desempenho e comunicação, a Duke Energy adota uma postura global no que diz respeito às suas ações de meio ambiente, segurança e saúde. A empresa tem como compromisso utilizar a energia e os recursos naturais com eficiência a fim de reduzir o desperdício e as emissões. Entende ainda que seus funcionários, fornecedores e parceiros são responsáveis pela aplicação dos padrões corporativos na proteção e gerenciamento dos recursos naturais.

Além de a conservação ambiental ser um compromisso ético exigido pela sociedade, essa atitude permite à empresa estar em conformidade com a legislação ambiental, gerir seu patrimônio e manter um ambiente de trabalho saudável e seguro.

Meio Ambiente

A regularização das usinas frente à legislação ambiental é feita pelo processo de licenciamento ambiental, uma atividade permanente. Em 2002, foram solicitadas ao IBAMA – Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis: a renovação da LO – Licença de Operação do Complexo Canoas e a obtenção das LOs de Chavantes e Salto Grande. Além dessas solicitações, foi encaminhado a esse órgão o detalhamento dos programas ambientais da usina Capivara, visando a manutenção da sua LO.

Embora negociações com municípios e Ministério Público não estejam incluídas entre as atividades corriqueiras do licenciamento ambiental, tem ocorrido uma demanda crescente por essa atividade, principalmente devido à postura, seja dos órgãos licenciadores, seja das Promotorias de Justiça, correlacionando o licenciamento à participação dos municípios e do Ministério Público. Com esse espírito realizaram-se diversas reuniões abordando questões referentes aos reservatórios de Rosana, Capivara, Chavantes e Salto Grande.

Foram elaborados relatórios de desenvolvimento e implantação de programas ambientais de mitigação ou compensação por impactos causados pelas usinas e de estudos ambientais de reservatórios. Organizaram-se ainda vistorias dos órgãos ambientais nos reservatórios de Rosana, Capivara, Complexo Canoas e Salto Grande.


Duke
Energy®
Geração Paranapanema

Visando uma maior inserção regional da empresa na bacia do rio Paranapanema, os contatos com a sociedade civil regional na área ambiental priorizaram as ONGs, os Comitês de Bacias Hidrográficas e as parcerias institucionais, como a já consolidada, desde 2001, com a ITESP – Fundação Instituto de Terras do Estado de São Paulo, visando o incremento florestal em áreas de reassentamento populacional no Pontal do Paranapanema e o apoio técnico às Prefeituras, para solução de problemas de cunho ambiental.

Para o meio aquático, foram desenvolvidas atividades relativas tanto aos programas ambientais vinculados às LOs quanto às solicitações externas (prefeituras de municípios lindeiros). As principais atividades são:

- Produção de alevinos e repovoamento de reservatórios com espécies nativas. A produção de alevinos, realizada pela Estação de Hidrobiologia e Aqüicultura de Salto Grande, atingiu cerca de 1.100.000 unidades conforme proposto nos programas ambientais encaminhados ao IBAMA.

- Monitoramento das escadas para peixes vinculado como condicionante à Licença de Operação das usinas do Complexo Canoas.

- Início da avaliação da qualidade da água dos principais tributários do Paranapanema.

- Estudos sobre populações de macrófitas aquáticas.

- Acompanhamento dos trabalhos sobre o mexilhão dourado. A empresa está participando em grupo de trabalho da ABRAGE para o estudo e a prevenção do problema.

A restauração florestal é realizada como uma das ações definidas no processo de licenciamento ambiental para minimizar os impactos da implantação e operação das usinas. Além disso, visa também contribuir para a melhoria da qualidade ambiental da região.

Durante 2002, além do plantio de 344 hectares em área própria, foram criados instrumentos de controle e avaliação das principais etapas como, por exemplo, das áreas a serem plantadas, revistos procedimentos de preparo para o plantio e, principalmente de fortalecimento da relação entre a Companhia e os proprietários vizinhos.

Foram plantados 183 hectares de mudas de essências nativas em propriedade de terceiros utilizando-se o programa denominado "Promoção Florestal". É importante salientar que foi restabelecido em 2002 o fornecimento de mudas aos proprietários que haviam aderido ao programa.

Gestão do Patrimônio

Embora a função primordial dos empreendimentos hidrelétricos seja a geração de energia elétrica, não se pode esquecer que o uso múltiplo dos reservatórios é uma realidade em face da vocação sócio-econômica dessas áreas e da inevitável importância social das mesmas aos municípios diretamente afetados. Assim, é necessário disciplinar o uso das


Duke
Energy®
Geração Paranapanema

áreas marginais a esses reservatórios. Para tanto a empresa, durante o ano de 2002, desenvolveu os seguintes programas principais:

- Planos de Uso e Ocupação e Plano de Gestão Sócio-patrimonial necessários para definir os procedimentos das questões patrimoniais que afetam os oito reservatórios da Duke Energy Paranapanema;
- Fiscalização e renovação de dados cadastrais dos usuários;
- Plano de respostas para emergências em trabalhos sobre as águas, para gerenciar emergências nas instalações da empresa;
- Demarcação da cota de desapropriação, processo em andamento porém iniciado no reservatório de Capivara;
- Construção de 5 rampas e seus respectivos atracadouros para melhoria dos acessos na realização do serviço de fiscalização das bordas dos reservatórios.

Segurança e Saúde

Proteger e administrar responsavelmente as questões de saúde e segurança são medidas cruciais para a qualidade de vida e dos serviços e para o sucesso em longo prazo da Duke Energy Paranapanema. Inclui-se na política da empresa a manutenção de um ambiente de trabalho seguro e isento de acidentes e em concordância com a legislação do país.

Nas atividades relacionadas à saúde, segurança e ambiente no trabalho, buscou-se constantemente o realinhamento do, já implantado, "Sistema de Gestão da Saúde Segurança e Ambiente no Trabalho", com as diretrizes do Planejamento Estratégico Corporativo – "Gerando o Futuro".

A melhoria no desempenho do sistema de Gestão de Saúde, Segurança e Ambiente no Trabalho contribuiu para o sucesso da empresa, que foi agraciada, em 2002, com a Medalha ELOY CHAVES pelos destacados índices alcançados durante o ano de 2001 em Saúde e Segurança no Trabalho. Essa premiação foi criada pela ABCE – Associação Brasileira de Concessionárias de Energia Elétrica com o propósito de incentivar a conscientização da segurança no trabalho no setor de energia elétrica, o que torna o prêmio extremamente significativo para todos os profissionais e colaboradores.

Vale ressaltar que, desde a sua privatização, num total de 3.660.287,12 horas de trabalho com exposição ao risco, a Duke Energy Paranapanema não registrou nenhum acidente com afastamento.

Foi dada ênfase também à implementação dos padrões exigidos pela legislação brasileira aplicáveis à empresa e às contratadas, o que garantiu que não houvesse denúncias que requeressem inspeções da Delegacia Regional do Trabalho.


Duke
Energy®
Geração Paranapanema

Para chegar a resultados tão expressivos, a empresa continuou conduzindo atividades específicas ao longo do ano de 2002. Foram registradas 369 participações em treinamentos e palestras sobre segurança e saúde, totalizando 4.080 horas, além do Programa de Controle Médico de Saúde Ocupacional, que resultou na marca de 96 % dos funcionários com suas condições de saúde avaliadas.

RECURSOS HUMANOS

Reconhecimento e valorização sempre fizeram parte da política de Recursos Humanos da Duke Energy Paranapanema. Tanto que em 2002 os investimentos em cursos de graduação ou suas extensões, cursos profissionalizantes, reciclagens e idiomas foram intensificados chegando-se a atender um número de oito vezes a média de funcionários.

De seus 324 funcionários 36% possuem curso superior ,e dentro desse perfil, 13% qualificaram–se com pós-graduação e/ou MBA.

O universo de beneficiados, por planos de Assistência Médica e Odontológica, considerando os funcionários e seus dependentes, atingiu o patamar de 1.021 pessoas em 2002.

Nosso índice de rotatividade é considerado abaixo do normal, e durante o ano de 2002 foram contratados 23 novos funcionários e 10 novos estagiários para a empresa.

Uma das preocupações da Duke Energy Paranapanema é manter a remuneração de seu pessoal equiparada aos valores praticados no mercado, além de propiciar um plano de benefícios altamente competitivo e sistema de bonificação e Participação nos Lucros e Resultados através de metas coletivas e individuais previamente estabelecidas.

Investiu-se uma média de 85 horas por funcionário em treinamento no ano de 2002, incluindo-se os treinamentos relativos ao PMC – Processo de Melhoria Contínua, totalmente desenvolvido pela empresa; treinamentos em saúde e segurança dos trabalhadores; treinamentos técnicos, financeiros e comerciais; programa de desenvolvimento gerencial; maior divulgação do *learning center* e a finalização do MBA Corporativo, perfazendo um custo total anual da ordem de R$ 1.300. Também fizeram-se investimentos em cursos de idiomas com a participação de 33% dos funcionários e Programa de Bolsa Auxílio para cursos de graduação e suas extensões, dos quais participaram 30% dos empregados.

Em 2002, a Duke Energy Paranapanema investiu cerca de R$ 10,8 por funcionário em benefícios englobando, entre outros, alimentação, saúde, transporte, seguro de vida e previdência complementar, o que representou em média 13% do total da folha de pagamento.

Para que todos os funcionários tomem conhecimento das práticas da empresa, a Duke Energy Paranapanema distribui internamente, na admissão, o Código de Ética da corporação e o Manual de Integração, nos quais são explicitadas todas as práticas e procedimentos da empresa.


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Energy®
Geração Paranapanema

RESPONSABILIDADE SOCIAL

Seguindo as práticas internacionais de investimentos sociais, culturais, educacionais e em meio ambiente nas comunidades onde está presente, a Duke Energy Paranapanema ampliou sua atuação social no ano de 2002.

Os projetos desenvolvidos nas comunidades ao longo do Paranapanema contemplaram ações sociais e ambientais, como cursos de capacitação de professores de escolas públicas de 23 municípios dos estados de São Paulo e Paraná (aqui em parceria com o CIBACAP – Consórcio Intermunicipal da Bacia Capivara) sobre a importância da preservação ambiental; distribuição de material didático sobre o Parque Estadual do Morro do Diabo e arqueologia do vale do Paranapanema para mais de 8 mil estabelecimentos de ensino fundamental e médio das redes pública e privada do sudoeste do estado de São Paulo e norte do Paraná; visitas monitoradas a trilhas ecológicas, mutirão de coleta de lixo em áreas naturais, visita à Estação de Hidrobiologia e Aqüicultura da Usina Salto Grande, além da distribuição de cartilhas sobre educação ambiental, energia elétrica e reprodução de peixes para crianças; palestras educativas e visitas monitoradas de estudantes do ensino fundamental e médio às usinas da empresa; doação de material e mobilização de funcionários através de um programa de voluntariado em diversas comunidades, além da participação na manutenção do Instituto Criança Cidadã, que permite o atendimento de mais de oito mil crianças, adolescentes e adultos de comunidades carentes de bairros periféricos da cidade de São Paulo.

Além dessas ações, a Duke Energy Paranapanema lançou em 2002 a "Ecoteca", programa de estimulo à leitura e educação ambiental, que foi realizado em 12 municípios da região do rio Paranapanema.

Também fazem parte das ações desenvolvidas atividades culturais e esportivas tais como patrocínio dos livros *Como cuidar do seu meio ambiente* e *Rio Paranapanema: da nascente à foz*, além do patrocínio da Seleção Brasileira de Canoagem.

Ainda, a empresa teve menção pela segunda vez na terceira edição do *Guia Exame de Boa Cidadania Corporativa*, uma publicação anual que aborda os principais projetos sociais desenvolvidos por inúmeras empresas em todo o país. A Fundação Abrinq renovou em 2002 o selo da empresa na qualidade de "Empresa Amiga da Criança". Além disso, a Duke Energy Paranapanema foi a única subsidiária da Duke Energy International escolhida pela matriz para receber o prêmio corporativo de Meio Ambiente, Saúde e Segurança.

Em 2003, a empresa pretende continuar investindo em projetos cada vez mais próximos das comunidades.


Duke
Energy®
Geração Paranapanema

BALANÇO SOCIAL
(Em Reais mil)

	2002		
1. Bases de Cálculo			
Receita Bruta (RB)	544.061		
Resultado do Serviço (RS)	223.038		
Folha de Pagamento Bruta (FPB)	34.255		
		% sobre	
2. Indicadores Laboriais		FPB	RS
Alimentação	1.312	3,83	0,59
Encargos sociais compulsórios	8.273	24,15	3,71
Entidade de Previdência dos Empregados	624	1,82	0,28
Saúde	1.210	3,53	0,54
Educação	62	0,18	0,03
Capacitação e desenvolvimento profissional	1.520	4,44	0,68
Creches / auxílio creche	27	0,08	0,01
Participação nos lucros ou resultados	1.500	4,38	0,67
Outros benefícios	259	0,76	0,12
Total	14.787	43,17	6,63
		% sobre	
3. Indicadores Sociais		RB	RS
Tributos e Contribuições (COFINS/PIS)	20.152	3,70	9,04
Patrocínio Canoagem	385	0,07	0,17
Projeto Ecoteca	185	0,03	0,08
Programa de Educação Ambiental	1.427	0,26	0,64
Programa de Responsabilidade Social	162	0,03	0,07
Total	22.311	4,10	10,00

4. Indicadores do Corpo Funcional

Empregados no final do período	324
Escolaridade dos empregados	
Superior e extensão universitária	149
2º Grau	156
1º Grau	19
Faixa etária dos empregados	
Abaixo de 30 anos	70
De 30 a 45 anos (inclusive)	199
Acima de 45 anos	55
Admissões durante o período	20
Mulheres que trabalham na empresa	41
% de cargos gerenciais ocupados por mulheres em relação ao nº total de mulheres	2,2%
% de cargos gerenciais ocupados por mulheres em relação ao nº total de gerentes	2,4%
Dependentes	697
Estagiários	12
Contratados e terceirizados - Postos de serviços	149
INFORMAÇÕES RELEVANTES QUANTO AO EXERCÍCIO DA CIDADANIA EMPRESARIAL	
Relação entre a maior e a menor remuneração na empresa	54,5
Acidentes de trabalho	3


Duke
Energy®
Geração Paranapanema

BALANÇOS PATRIMONIAIS LEVANTADOS EM 31 DE DEZEMBRO DE 2002 E 2001
(Em Reais mil)

	2002	2001
ATIVO		
CIRCULANTE		
Numerário disponível	1.484	1.927
Aplicações financeiras	20.060	52.549
Revendedores	120.943	162.584
Tributos e contribuições sociais	22.178	10.741
Estoques	632	577
Outros créditos	2.245	1.459
Despesas pagas antecipadamente	5.836	-
Total do circulante	173.378	229.837
REALIZÁVEL A LONGO PRAZO		
Revendedores	79.779	81.143
Tributos e contribuições sociais	185.961	43.636
Total do realizável a longo prazo	265.740	124.779
PERMANENTE		
Investimento	26	26
Imobilizado	3.405.923	3.480.947
Diferido	15.367	10.160
Total do permanente	3.421.316	3.491.133
TOTAL	3.860.434	3.845.749

As notas explicativas são parte integrante das demonstrações contábeis.


Duke
Energy®
Geração Paranapanema

BALANÇOS PATRIMONIAIS LEVANTADOS EM 31 DE DEZEMBRO DE 2002 E 2001
(Em Reais mil)

PASSIVO	2002	2001
CIRCULANTE		
Fornecedores	134.201	204.269
Tributos e contribuições sociais	69.586	69.339
Folha de pagamento	9.140	14.031
Obrigações a pagar - plano de aposentadoria e pensão	2.793	2.366
Financiamento - BNDES	13.010	-
Financiamento - Eletrobrás	112.271	86.762
Obrigações a pagar - uso do bem público	17.017	12.764
Reserva global de reversão	12	138
Compensação financeira para utilização de recursos hídricos	3.558	3.782
Dividendos a pagar	177	48.763
Provisão para perda na revenda de energia comprada-ITAIPÚ	-	12.910
Contas a pagar - CIBACAP	3.124	2.679
Outras obrigações	3.640	6.019
Total do circulante	368.529	463.822
EXIGÍVEL A LONGO PRAZO		
Obrigações a pagar - plano de aposentadoria e pensão	22.638	22.305
Financiamento - BNDES	65.051	-
Financiamento - Eletrobrás	1.020.862	871.859
Obrigações a pagar - uso do bem público	14.088	23.347
Provisões para contingências ambientais, trabalhistas e outras	47.025	31.290
Tributos e contribuições sociais	62.921	125.842
Contas a pagar - CIBACAP	7.608	8.132
Total do exigível a longo prazo	1.240.193	1.082.775
PATRIMÔNIO LÍQUIDO		
Capital social	120.001	120.001
Reservas de capital	2.114.264	2.010.426
Reservas de lucros	17.447	168.725
Total do patrimônio líquido	2.251.712	2.299.152
TOTAL	3.860.434	3.845.749

As notas explicativas são parte integrante das demonstrações contábeis.


Duke
Energy®
Geração Paranapanema

DEMONSTRAÇÕES DOS RESULTADOS DOS EXERCÍCIOS
FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001
(Em Reais mil) *

	2002	2001
RECEITA OPERACIONAL		
Suprimento de energia elétrica	543.421	638.744
Outras receitas	640	494
	544.061	639.238
DEDUÇÕES À RECEITA OPERACIONAL		
Encargos de reserva global de reversão	-	4.026
PIS/COFINS	(20.152)	(23.332)
Total	(20.152)	(19.306)
RECEITA OPERACIONAL LÍQUIDA	523.909	619.932
DESPESAS OPERACIONAIS		
Pessoal	(34.255)	(41.280)
Material	(2.168)	(2.192)
Serviços de terceiros	(19.234)	(14.918)
Energia elétrica comprada para revenda	(65.246)	(225.866)
Compensação financeira para utilização de recursos hídricos	(24.449)	(21.041)
Depreciação e amortização	(128.575)	(122.275)
Provisão ambiental	-	18.000
Outras	(26.944)	(6.170)
Total	(300.871)	(415.742)
RESULTADO DO SERVIÇO	223.038	204.190
RECEITAS (DESPESAS) FINANCEIRAS		
Receitas	24.097	11.842
Despesas	(340.806)	(192.926)
Total	(316.709)	(181.084)
RESULTADO OPERACIONAL	(93.671)	23.106
RESULTADO NÃO OPERACIONAL	60	(1.343)
LUCRO (PREJUÍZO) ANTES DO IMPOSTO DE RENDA E DA CONTRIBUIÇÃO SOCIAL	(93.611)	21.763
Imposto de renda e contribuição social correntes	(12.270)	(328)
Imposto de renda e contribuição social diferidos	44.603	1.014
LUCRO (PREJUÍZO) LÍQUIDO DO PERÍODO	(61.278)	22.449
Lucro (Prejuízo) líquido por lote de mil ações - R$	(0,65)	0,24

*** Exceto lucro (prejuízo) líquido por ação**

As notas explicativas são parte integrante das demonstrações contábeis.


Duke
Energy®
Geração Paranapanema

DEMONSTRAÇÕES DAS ORIGENS E APLICAÇÕES DE RECURSOS PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001
(Em Reais mil)

	2002	2001
ORIGENS		
Das Operações		
Lucro líquido do período	-	22.449
Variação Monetária sobre Empréstimos de Longo Prazo	200.345	85.497
Depreciação e amortização	128.575	122.275
Entidade de Previdência Privada - CVM 371	2.770	-
IRPJ e CSSL Diferidos	(44.603)	(1.014)
Constituição de Provisões a Longo Prazo	17.822	(18.000)
Revendedores	1.364	-
Provisão para ágio na incorporação da controladora	103.838	-
Baixa do Ativo Imobilizado	382	1.616
Total Originado de Operações	**410.493**	**212.823**
De Terceiros		
Empréstimo BNDES	78.061	-
Total das Origens	**488.554**	**212.823**
APLICAÇÕES DE RECURSOS		
Prejuízo do Período	61.278	-
Transferência para Curto Prazo de Parcelas e Variações Monetárias de Empréstimos	53.778	68.507
Imposto de renda e contribuição social a recuperar	102.864	-
Aumento de Ativo Imobilizado	46.919	28.168
Aumento do Ativo Diferido	7.080	4.792
Transferência para Curto Prazo de Parcelas de Lucro Inflacionário	62.920	62.920
Dividendos	90.000	48.689
Transferência para curto prazo de prov. ambiental, trabalhista e outras	11.871	11.766
Transferência para realizável a longo prazo de revendedores	-	81.142
Transferência para curto prazo - empréstimo do BNDES	13.010	-
Total das Aplicações de Recursos	**449.720**	**305.984**
Aumento (Diminuição) do Capital Circulante Líquido	**38.834**	**(93.161)**

DEMONSTRAÇÃO DO AUMENTO (DIMINUIÇÃO) DO CAPITAL CIRCULANTE LÍQUIDO

	2002	2001
Ativo circulante		
No início do exercício	229.837	139.179
No fim do exercício	173.378	229.837
	(56.459)	90.658
Passivo circulante		
No início do exercício	463.822	280.003
No fim do exercício	368.529	463.822
	(95.293)	183.819
AUMENTO (DIMINUIÇÃO) DO CAPITAL CIRCULANTE LÍQUIDO	**38.834**	**(93.161)**

As notas explicativas são parte integrante das demonstrações contábeis.


Duke
Energy®
Geração Paranapanema

DEMONSTRAÇÕES DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001
(Em Reais Mil) *

	CAPITAL SOCIAL REALIZADO	RESERVAS		LUCROS ACUMULADOS	TOTAL
		CAPITAL	LUCROS		
Saldos em 31 de Dezembro de 2000	**120.001**	**2.010.426**	**198.901**	**-**	**2.329.328**
Realização da reserva de lucros a realizar	-	-	(16.623)	16.623	-
Resultado de exercícios anteriores - ajuste Deliberação CVM 371	-	-	-	(3.936)	(3.936)
Lucro líquido do exercício	-	-	-	22.449	22.449
Destinação proposta à AGO/E					
Reserva legal	-	-	2.753	(2.753)	-
Dividendos propostos - R$ 0,51964 por lote de mil ações	-	-	(16.306)	(32.383)	(48.689)
Saldos em 31 de Dezembro de 2001	**120.001**	**2.010.426**	**168.725**	**-**	**2.299.152**
Realização da reserva de lucros a realizar	-	-	(16.642)	16.642	-
Provisão para ágio na incorporação da controladora	-	103.838	-	-	103.838
Prejuízo líquido do exercício	-	-	-	(61.278)	(61.278)
Compensação de prejuízo com reservas	-	-	(44.636)	44.636	-
Destinação proposta à AGO/E					
Dividendos pagos - R$ 0,96053 por lote de mil ações	-	-	(90.000)	-	(90.000)
Saldos em 31 de Dezembro de 2002	**120.001**	**2.114.264**	**17.447**	**-**	**2.251.712**

* Exceto dividendos por lote de mil ações.

As notas explicativas são parte integrante das demonstrações contábeis.


Duke
Energy®
Geração Paranapanema

NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES CONTÁBEIS PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em Reais mil)

1. CONTEXTO OPERACIONAL

A Duke Energy International, Geração Paranapanema S.A. ("Duke Energy Paranapanema" ou "Companhia"), concessionária de uso de bem público, na condição de produtora independente, com sede em São Paulo - SP, tem como atividades principais a geração e a comercialização de energia elétrica, as quais são regulamentadas e fiscalizadas pela ANEEL – Agência Nacional de Energia Elétrica, vinculada ao Ministério de Minas e Energia.

A capacidade instalada da Companhia é de 2.307 MW, com 100% em usinas hidrelétricas, composta pelo seguinte parque gerador em operação: UHE Capivara, UHE Chavantes, UHE Jurumirim, UHE Salto Grande, UHE Taquaruçu, UHE Rosana e 49,7% do Complexo Canoas formado pelas UHE's Canoas I e II.

2. APRESENTAÇÃO DAS DEMONSTRAÇÕES CONTÁBEIS

As demonstrações contábeis foram elaboradas de acordo com as práticas contábeis emanadas da legislação societária brasileira, complementadas pelas instruções da CVM – Comissão de Valores Mobiliários e conjugadas com a legislação específica emitida pela ANEEL.

3. REPUBLICAÇÃO DAS DEMONSTRAÇÕES CONTÁBEIS DE 2001

As demonstrações contábeis originalmente publicadas pela Companhia, referentes ao exercício findo em 31 de dezembro de 2001, contemplavam o registro contábil do montante de R$ 46.771 correspondente à diferença entre os valores estimados e divulgados oficialmente pelo Mercado Atacadista de Energia Elétrica - MAE, em 13 e 21 de março de 2002, relativos a energia livre. A CVM, através do Ofício CVM/SEP/GEA - 1/nº 61/2003, de 23 de janeiro de 2003, determinou que essas demonstrações contábeis fossem refeitas para contemplar "o estorno da diferença contabilizada entre a estimativa realizada pela Companhia e aquela disponibilizada pelo MAE no dia 13 de março de 2002", considerada como a informação oficial do mercado pelos órgãos reguladores, ANEEL e CVM.

Dessa forma, a Companhia, em atendimento às determinações da CVM, reapresentou suas demonstrações contábeis referentes ao exercício findo em 31 de


Duke
Energy®
Geração Paranapanema

dezembro de 2001, refletindo os valores das transações no mercado de curto prazo disponibilizadas pelo MAE em 13 de março de 2002.

As contabilizações referentes ao Acordo Geral do Setor Elétrico, e que englobam o período de maio de 2001 a dezembro de 2002, foram oficialmente divulgadas, entre o encerramento do último trimestre de 2002 e o início do primeiro trimestre de 2003, e estão contempladas nas demonstrações contábeis que ora são apresentadas, e detalhadas na nota explicativa nº 21.

4. SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

APLICAÇÕES FINANCEIRAS

As aplicações financeiras são registradas ao valor do custo, acrescido dos rendimentos auferidos até a data do balanço, que não excedem ao seu valor de mercado.

REVENDEDORES

As contas a receber incluem os valores faturados e a faturar referentes aos suprimentos de energia elétrica contabilizados segundo o regime de competência.

DESPESAS PAGAS ANTECIPADAMENTE

Representam despesas de seguros apropriadas segundo o regime de competência e estão sendo amortizadas linearmente pelo prazo de 12 meses.

IMOBILIZADO

Esses ativos estão registrados ao custo de aquisição ou de construção, corrigido monetariamente até 31 de dezembro de 1995, acrescido de remuneração do capital próprio, dos encargos financeiros, das variações monetárias e cambiais dos empréstimos e financiamentos vinculados às imobilizações em curso, deduzido das depreciações e amortizações acumuladas. A depreciação é calculada pelo método linear, nos termos das Resoluções nºs 2 e 44 da ANEEL.


Duke
Energy®
Geração Paranapanema

ATIVOS E PASSIVOS VINCULADOS A MOEDA ESTRANGEIRA OU SUJEITOS A ATUALIZAÇÃO MONETÁRIA

Estão atualizados monetariamente, até a data do balanço, de acordo com o regime de competência, com base nas respectivas taxas de câmbio do final do período ou nos índices definidos legal ou contratualmente.

PROVISÕES PARA CONTINGÊNCIAS

São constituídas com base na opinião dos assessores legais para ações cujo risco de perda é considerado provável e o montante envolvido é passível de ser razoavelmente estimado.

IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL SOBRE O LUCRO

São apurados observando-se as disposições da legislação aplicável, com base no lucro real, ajustado pelas despesas não dedutíveis, receitas não tributáveis e consideração de diferenças intertemporais e absorção de prejuízos fiscais e base negativa de contribuição social, limitada a 30% do lucro tributável. A Duke Energy Paranapanema registra créditos fiscais sobre base negativa de contribuição social, prejuízos fiscais e provisões temporariamente não dedutíveis conforme Deliberação CVM nº 273 e Instrução CVM nº 371.

PLANO DE APOSENTADORIA

A Duke Energy Paranapanema patrocina planos de aposentadoria e pensão a seus empregados. Esses planos foram constituídos de acordo com as características de benefício definido e contribuição definida (após 1997). Os custos, contribuições e o passivo atuarial são determinados, na data do balanço, por atuários independentes. A partir de 31 de dezembro de 2001, esses valores são apurados e registrados de acordo com a Deliberação CVM nº 371.

REGISTRO DAS OPERAÇÕES DE COMPRA E VENDA DE ENERGIA NO MAE - MERCADO ATACADISTA DE ENERGIA (CURTO PRAZO E ENERGIA LIVRE)

As compras (custo de energia comprada) e as vendas (receitas de suprimento) são registradas pelo regime de competência de acordo com informações divulgadas pelo MAE, entidade responsável pela apuração das operações de compra e venda de energia. Nos meses em que essas informações não são disponibilizadas em tempo


Duke
Energy®
Geração Paranapanema

hábil pelo MAE, os valores são estimados pela Administração da Companhia, utilizando-se de certas informações disponíveis no mercado.

LUCRO (PREJUÍZO) POR LOTE DE MIL AÇÕES

É calculado com base no número de ações do capital social integralizado em circulação, na data do balanço.

RECLASSIFICAÇÕES

Foram efetuadas algumas reclassificações nas demonstrações contábeis do exercício findo em 31 de dezembro de 2001, para efeitos de comparação e melhor apresentação.

5. REVENDEDORES

	31.12.02		31.12.01	
	Curto Prazo	Longo Prazo	Curto Prazo	Longo Prazo
ELETROPAULO	22.220	-	25.117	-
ELEKTRO	9.459	-	11.732	-
BANDEIRANTE	7.771	-	11.077	-
CPFL	12.495	-	18.257	-
PARANAPANEMA	8.348	-	9.527	-
CAIUÁ	15.095	-	12.620	-
CIA LUZ E FORÇA SANTA CRUZ	4.379	-	6.263	-
PIRATININGA	5.940	-	6.943	-
ENERGIA DE CURTO-PRAZO	19.792	-	30.139	-
ENERGIA LIVRE	39.889	79.779	40.571	81.143
PROVISÃO P/DEVEDORES DUVIDOSOS	(24.445)	-	(9.662)	-
	120.943	**79.779**	**162.584**	**81.143**

As faturas emitidas pela Companhia são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente. O saldo a receber de energia livre inclui a parcela estimada e disponibilizada pelo MAE.


Duke
Energy®
Geração Paranapanema

6. TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

	31.12.02		31.12.01	
	Curto Prazo	Longo Prazo	Curto Prazo	Longo Prazo
ATIVO				
Imposto de renda e contribuição social sobre:				
Lucros recolhidos a maior	14.626	-	8.818	-
Prejuízos fiscais e base negativa	-	64.198	-	22.926
Diferenças temporárias	-	24.041	-	20.710
Pis a recuperar	1.100	-	-	-
Imposto de renda e contribuição social a recuperar	4.368	97.722	-	-
Outros	2.084	-	1.923	-
Total	22.178	185.961	10.741	43.636
PASSIVO				
Imposto de renda sobre lucro inflacionário	62.921	62.921	62.921	125.842
COFINS/PIS	6.665	-	6.418	-
Total	69.586	62.921	69.339	125.842

6.1. Imposto de Renda Sobre Lucro Inflacionário

Refere-se ao imposto de renda sobre lucro inflacionário à alíquota reduzida de 20%, apurado pela CESP até dezembro de 1992. Estas obrigações foram transferidas à Duke Energy Paranapanema, em decorrência do processo de cisão parcial da CESP em 1999, e vêm sendo pagas em parcelas mensais, com vencimento final em dezembro de 2004.


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6.2. Demonstração da Apuração do Imposto de Renda e Contribuição Social Diferidos

Segue demonstração da apuração do imposto de renda e contribuição social:

	31.12.02		31.12.01	
	Imposto de Renda	Contribuição Social	Imposto de Renda	Contribuição Social
Lucro antes do imposto de renda e da contribuição social e da reversão dos juros sobre o capital próprio	(93.611)	(93.611)	21.763	21.763
Diferenças permanentes	(11.531)	(1.148)	(8.673)	1.465
Base de cálculo tributável	(105.142)	(94.759)	13.090	23.228
Alíquota aplicável	25%	9%	25%	9%
Imposto de renda e contribuição social às alíquotas da legislação	(26.286)	(8.528)	3.272	2.091
Provisão para imposto de renda	12.270	-	-	-
Reversão de provisão para créditos intertemporais e ajuste ao valor de realização	(5.276)	(4.513)	(3.849)	(2.200)
Total Líquido	(19.292)	(13.041)	(577)	(109)

6.3. Imposto de renda e contribuição social diferidos

A Companhia possui registrado em seus livros prejuízos fiscais e base negativa de contribuição social, no montante de R$ 404.435 (R$ 202.813 em 31/12/01) e diferenças intertemporais, despesas dedutíveis no futuro, no montante de R$ 70.709 (R$ 71.569 em 31/12/01). Os benefícios fiscais de R$ 88.238 (R$ 43.636 em 31/12/01), em consonância com o estabelecido na Deliberação CVM nº 273/98 e com a Instrução CVM nº 371/02, serão realizados, na opinião da Administração da Companhia, e com base em estudo técnico de viabilidade efetuado por empresa independente, que foi examinado e aprovado pelos órgãos da administração, num prazo máximo de até 10 anos, conforme demonstrado abaixo:

	2.003	2.004	2.005	2.006	2.007	2008 a 2010	Total
Valor da realização	15.604	41.333	53.058	80.755	88.494	195.900	475.144
Percentual da realização em relação ao saldo	3%	9%	11%	17%	19%	41%	

6.4. Imposto de renda e contribuição social a recuperar

Referem-se ao benefício fiscal gerado pela incorporação do ágio da controladora pela Companhia, conforme descrito na nota explicativa nº 22. Os tributos a recuperar serão realizados pelo prazo remanescente da concessão,


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de acordo com a projeção dos resultados futuros da Companhia. A composição em 31 de dezembro de 2002 é como segue:

	31.12.02		
	Ágio	Provisão	Valor Líquido
Saldos oriundos da incorporação............	305.406	(201.568)	103.838
Realização até o final do período............	(5.142)	3.394	(1.748)
Saldos no final do período........................	300.264	(198.174)	102.090
Parcela de curto prazo............................			4.368
Parcela de longo prazo............................			97.722

De acordo com o requerido na Instrução CVM nº 349, para fins de apresentação das demonstrações contábeis, o valor líquido correspondente ao benefício fiscal, acima descrito, está sendo apresentado no ativo circulante e no realizável a longo prazo, na rubrica tributos e contribuições sociais, conforme a expectativa de sua realização.

Efeitos no resultado:	31.12.02
Amortização do ágio................................	(5.142)
Reversão da provisão...............................	3.394
Benefício fiscal..	1.748
Efeito líquido no resultado do período.......	-


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7. ATIVO IMOBILIZADO

	31.12.02			31.12.01	
	Custo Corrigido	Depreciação Acumulada	Líquido	Líquido	Taxa de Depreciação
Em Serviço					
Intangíveis	54.701	(3.921)	50.780	52.360	2,9% a 20%
Terrenos	207.170	-	207.170	207.170	-
Reservatórios, Barragens e Adutoras	2.402.020	(848.052)	1.553.968	1.591.330	2%
Edificações, Obras Civis e Benfeitorias	1.152.752	(391.427)	761.325	795.539	2% a 4%
Máquinas e Equipamentos	1.128.100	(361.792)	766.308	784.209	3,3% a 8,3%
Veículos	4.369	(1.470)	2.899	2.043	20%
Móveis e Utensílios	5.349	(1.125)	4.224	2.804	10%
	4.954.461	(1.607.787)	3.346.674	3.435.455	
Em Curso					
Outras imobilizações em curso	64.196	-	64.196	50.439	
Obrigações Especiais	(4.947)	-	(4.947)	(4.947)	
	5.013.710	(1.607.787)	3.405.923	3.480.947	

7.1. Taxas de depreciação

A Companhia utiliza taxas de depreciação por categoria de bem, conforme Resoluções n°s 2 e 44, de 24 de dezembro de 1997 e 18 de março de 1997, respectivamente, da ANEEL.

7.2. Dos bens vinculados à concessão

De acordo com o inciso XI da cláusula sexta do contrato de concessão, é vedado à Companhia alienar ou ceder a qualquer título os bens e instalações considerados servíveis à concessão sem a prévia e expressa autorização da ANEEL. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando, ainda, que o produto da alienação seja depositado em conta bancária vinculada, sendo aplicado na concessão.


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7.3. Contratos de Concessão

Em 22 de setembro de 1999, a Companhia e a ANEEL assinaram o contrato de Concessão de Geração nº 76/99 que regula as concessões de Uso do Bem Público para geração de energia elétrica, outorgadas pelo Decreto s/nº de 20 de setembro de 1999. O contrato concede à Companhia o direito de produção e comercialização de energia elétrica na condição de produtor independente, deixando, a partir daquela data, de recolher a RGR - Reserva Global de Reversão, para contribuir com uma taxa de Uso de Bem Público, por um período de 5 anos. O prazo de duração da concessão e do contrato é de 30 anos a partir da data de assinatura do mesmo, podendo ser renovado por período adicional.

Em 14 de janeiro de 2000, a ANEEL, através da Resolução nº 14, homologou o 6º Termo aditivo ao contrato de constituição do Consórcio Canoas, tendo como partes a Duke Energy Paranapanema, como produtora independente de energia elétrica, e a CBA - Companhia Brasileira de Alumínio. Tal contrato prevê que 50,3% da energia gerada serão disponibilizados à CBA e os 49,7% restantes pertencerão à Duke Energy Paranapanema. Eventuais sobras de energia não utilizadas pela CBA devem ser absorvidas, sem ônus, pela Duke Energy Paranapanema. Reciprocamente, em regime normal de operação, quando a geração for inferior ao estabelecido contratualmente, a diferença será complementada, sem ônus, pela Duke Energy Paranapanema. O contrato de concessão tem prazo de vigência de 35 anos a partir da data de sua assinatura, podendo ser renovado por período adicional.

7.4. Obrigações Especiais

Referem-se a recursos da reserva global de reversão retidos originalmente pela CESP, e parcialmente transferidos a Duke Energy Paranapanema em decorrência do processo de cisão parcial daquela empresa. Sua eventual liquidação ocorrerá de acordo com as determinações do Poder Concedente.

8. FINANCIAMENTOS

8.1. ELETROBRÁS

Contrato de financiamento junto à ELETROBRÁS - Centrais Elétricas Brasileiras S.A., originário do repasse de energia de ITAIPU/FURNAS, que prevê atualização com base na variação do IGP-M, acrescido de juros de 10% a.a., vencível mensalmente, com término para 15 de maio de 2013, tendo como garantia a receita de fornecimento de energia elétrica. Em 31 de dezembro de 2002 o saldo era de R$ 1.133.133 (R$ 958.621 em 31/12/01), sendo R$ 112.271 (R$ 86.762 em 31/12/01) no curto prazo e R$ 1.020.862 (R$ 871.859 em 31/12/01) no longo prazo.


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8.2. BNDES

Contrato de linha de crédito para financiamento junto ao BNDES - Banco Nacional de Desenvolvimento Econômico e Social, correspondente a 90% do custo com a compra adicional de energia livre no MAE. O financiamento prevê atualização com base na variação da SELIC, acrescido de juros de 1% a.a., amortizado mensalmente, com término para 15 de fevereiro de 2008. Em 31 de dezembro de 2002 o saldo era de R$ 78.061, sendo R$ 13.010 no curto prazo e R$ 65.051 no longo prazo.

9. FORNECEDORES

A composição da conta fornecedores de suprimento de energia elétrica, materiais e serviços é a seguinte:

	31.12.02	31.12.01
ITAIPU - Comprada para revenda	11.002	16.369
Provisão energia de curto prazo e energia livre	113.569	182.005
Materiais e serviços	8.624	4.741
Outros	1.006	1.154
	134.201	204.269

10. COMPROMISSOS

A Companhia constituiu os seguintes passivos relativos a compromissos firmados quando da assinatura do contrato de compra e venda das ações:

10.1. Instituto Criança Cidadã

A Duke Energy Paranapanema, na qualidade de mantenedora do ICC - Instituto Criança Cidadã possui compromisso de repasse de recursos financeiros em forma de contribuição, visando prover despesas oriundas do desenvolvimento de suas atividades durante o período de setembro de 1999 a dezembro de 2002, no valor total de R$ 5.241, a serem pagos em parcelas trimestrais, acrescidas de atualização monetária com base na variação do IPC-


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FIPE, tomando como base junho de 1999. Em 30 de setembro de 2002 foi paga a última parcela dessa contribuição.

10.2. Uso do Bem Público

Como pagamento pelo uso do bem público, objeto do Contrato de Concessão, a Duke Energy Paranapanema deverá recolher ao longo de cinco anos, a partir da data da concessão, em parcelas mensais atualizadas pelo IGP-M. Em 31 de dezembro de 2002 o saldo montava R$ 31.105 (R$ 36.111 em 31/12/01), sendo R$ 17.017 (R$ 12.764 em 31/12/01) no curto prazo e R$ 14.088 (R$ 23.347 em 31/12/01) no longo prazo. Em contrapartida este valor foi reconhecido como ativo intangível no permanente, e será amortizado pelo prazo remanescente do contrato de concessão.

11. PERDA NA REVENDA DE ENERGIA COMPRADA DE ITAIPU

A Companhia possui revendedores, que por força da Resolução nº 143 de 10 de junho de 1999 da ANEEL, ficaram impossibilitados de adquirir energia correspondente ao excedente de 89.000 KWh diretamente de ITAIPU. Devido a essa restrição, a Duke Energy Paranapanema adquire de ITAIPU a parcela excedente de energia e a revende a esses revendedores, pagando por essa energia um custo maior que a tarifa estabelecida pela ANEEL para revenda.

Em 31 de dezembro de 1999, a Companhia provisionou as perdas estimadas com base no prazo de vigência dos contratos, as quais vêm sendo amortizadas mensalmente pela diferença entre a energia comprada e vendida aos referidos clientes. Em 31 de dezembro de 2002 foi concluída a amortização dessa provisão.

12. CONTAS A PAGAR - CIBACAP – Consórcio Intermunicipal da Bacia Capivara

A Duke Energy Paranapanema firmou compromissos com o Ministério Público do Estado do Paraná e os Municípios integrantes do CIBACAP, tendo como anuentes o IBAMA - Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, IAP - Instituto Ambiental do Paraná e a UEL - Universidade Estadual de Londrina,


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envolvidos com a formação do reservatório da Usina Hidrelétrica Capivara ("Capivara"). Esses compromissos totalizam 92 projetos, conforme acordo de Termo de Ajustamento de Conduta existente em função das perdas, danos e/ou prejuízos causados a estes municípios em virtude da construção de Capivara. Em 31 de dezembro de 2002 o saldo montava R$ 10.732 (R$ 10.811 em 31/12/01), sendo R$ 3.124 (R$ 2.679 em 31/12/01) no curto prazo e R$ 7.608 (R$ 8.132 em 31/12/01) no longo prazo.

13. CONTINGÊNCIAS

A administração da Companhia baseada em levantamentos e pareceres elaborados por consultores jurídicos vem efetuando provisões em valores suficientes para cobrir perdas e obrigações potenciais, relacionadas às ações ambientais e trabalhistas. Em 31 de dezembro de 2002 o saldo era de R$ 47.025 (R$ 31.290 em 31/12/01).

14. CAPITAL SOCIAL E RESERVAS

14.1. Capital Social

O capital social em 31 de dezembro de 2002 e de 2001 é representado por 48.541.652 mil ações ordinárias e 45.156.610 mil ações preferenciais. O capital social autorizado da Companhia é de R$ 2.355.580, sendo R$ 1.220.426 em ações ordinárias e R$ 1.135.154 em ações preferenciais, todas nominativas escriturais e sem valor nominal.

As ações preferenciais não possuem direito a voto, no entanto, têm a prioridade no reembolso do capital e o direito a dividendos de 10% a.a., não cumulativos, calculados sobre o capital social integralizado, representado pelas ações preferenciais na data da distribuição. As ações ordinárias também possuem direito a dividendos de até 10% a.a. sobre capital próprio.


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14.2. Posição acionária em 31 de dezembro de 2002 (em milhares):

Acionistas	Ordinárias	%	Preferenciais	%	Total	%
Duke Energy International Brasil Ltda	45.170.960	93,05	43.557.289	96,45	88.728.249	94,70
Pessoas Físicas e Jurídicas......................	3.370.692	6,95	1.599.321	3,55	4.970.013	5,30
Total..	48.541.652	100,00	45.156.610	100,00	93.698.262	100,00

14.3. Reservas de Capital

	31.12.02	31.12.01
Ágio na subscrição de ações..	469	469
Subvenções para investimentos...	1.347.433	1.347.433
Remuneração de bens e direitos constituídos com capital próprio...........	668.942	668.942
Provisão para ágio na incorporação de controladora................................	103.838	-
Conta cisão...	(6.418)	(6.418)
	2.114.264	2.010.426

a. Remuneração de Bens e Direitos Constituídos com Capital Próprio

Refere-se a créditos resultantes da capitalização da remuneração calculada sobre recursos utilizados durante a construção, aplicada às obras em andamento e que somente pode ser utilizada para aumentos de capital.

14.4. Reservas de Lucro

	31.12.02	31.12.01
Legal...	11.676	11.676
Estatutária...	5.601	5.601
Reserva de lucros a realizar...	170	151.448
Total..	17.447	168.725

a. Reservas Estatutárias

Refere-se ao valor oriundo da cisão da CESP. A Assembléia Ordinária e Extraordinária do dia 29/04/2000, deliberou a eliminação da obrigatoriedade de constituir a Reserva Estatutária.


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b. Reserva de Lucros a Realizar

Representam lucros não realizados resultantes principalmente de saldo credor de correção monetária líquida do balanço até 1995. Esta reserva é realizada na proporção da depreciação, amortização e baixas do ativo imobilizado. Os montantes realizados são transferidos para a conta de lucros acumulados.

c. Reserva de Lucros para Futura Expansão

A administração da Companhia, por conta da situação adversa que atravessa o setor elétrico nacional, referida na nota explicativa nº 21, e tendo em vista os efeitos decorrentes da republicação das demonstrações contábeis de 31 de dezembro de 2001, tornada necessária a partir do comunicado recebido da CVM, determinou o cancelamento dos projetos que haviam ensejado a constituição da reserva para futura expansão, que se tornou, destarte, desnecessária.

14.5. Dividendos Propostos e Pagos

Nos exercícios de 2002 e 2001 foram propostos e pagos dividendos nos montantes de R$ 90.000 e R$ 48.689, respectivamente, calculados da seguinte forma:

	31.12.02	31.12.01
Lucro(prejuízo) Líquido do Exercício	(61.278)	22.449
Realização de Reserva de Lucros a Realizar	16.642	16.623
Ajuste de exercícios anteriores - plano de pensão	-	(3.936)
Constituição de Reservas de Lucros:		
Reserva Legal	-	(2.753)
Base de Cálculo	(44.636)	32.383
Dividendos Propostos e pagos	-	32.383
Dividendos Propostos e pagos oriundos da conta de Reservas de Lucros	90.000	16.306
Total	90.000	48.689


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15. ENERGIA ELÉTRICA VENDIDA E COMPRADA

15.1. Energia Elétrica Vendida

	31.12.02		31.12.01	
	MWh	R$	MWh	R$
	(não auditado)		(não auditado)	
Suprimento				
Geração Própria/Outras				
Contratos Iniciais	10.011.705	539.533	9.908.333	500.324
Ressarcimento de Energia Livre	-	4.309	-	121.714
Comercialização de Curto Prazo	-	(421)	-	16.706
Energia Elétrica Vendida - Total	10.011.705	543.421	9.908.333	638.744

Conforme estabelecido na Resolução ANEEL nº 72 de 7 de fevereiro de 2002, o valor correspondente ao ressarcimento de energia livre deve ser classificado na linha de Receita de Suprimento.

15.2. Energia Elétrica Comprada

	31.12.02		31.12.01	
	MWh	R$	MWh	R$
	(não auditado)		(não auditado)	
Revenda				
ITAIPU				
Contrato	623.403	48.594	616.207	37.639
Transporte	-	2.149	-	1.967
Excedente	48.834	84	59.026	71
	672.237	50.827	675.233	39.677
Comercialização de Curto Prazo	-	341	-	(1.385)
Transmissão	-	6.051	-	5.363
Energia Livre	-	8.027	-	182.211
Energia Elétrica Comprada - Total	672.237	65.246	675.233	225.866

Os valores de compras e vendas de energia estão vinculados:

a) à demanda contratada medida em kW; e
b) à energia correspondente em kWh, apurada com base na quantidade, efetivamente medida.

O valor relativo à energia livre representa o efeito do Acordo Geral do Setor Elétrico mencionado na nota explicativa nº 21.

A energia excedente corresponde à otimização da energia de ITAIPU, é valorizada em kWh.


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16. RECEITAS (DESPESAS) FINANCEIRAS

	31.12.02	31.12.01
Receitas		
Receita de Aplicações Financeiras..............	19.543	10.627
Variações Monetárias Ativas........................	1.402	1.147
Outras..	3.152	68
	24.097	11.842
Despesas		
Encargos - ELETROBRÁS...........................	(95.280)	(87.330)
Encargos - Fundação CESP.........................	(836)	(1.205)
Variações Monetárias Passivas....................	(233.821)	(100.764)
Outras..	(10.869)	(3.627)
	(340.806)	(192.926)
	(316.709)	(181.084)

17. PLANO DE APOSENTADORIA E PENSÃO

A Duke Energy Paranapanema é co-patrocionadora da Fundação CESP, entidade jurídica sem fins lucrativos, que tem por finalidade proporcionar benefícios de suplementação de aposentadoria e pensões, utilizando o regime financeiro de capitalização, de acordo com o qual, o valor presente dos benefícios a serem pagos, menos o valor presente das contribuições e rendimentos, determinam as necessidades de reservas.

Em 31 de dezembro de 2001, a Duke Energy Paranapanema optou pela aplicação antecipada da Deliberação CVM n° 371, baseado em uma avaliação atuarial elaborada por um consultor independente, utilizando o método do crédito unitário projetado.

a. Conciliação dos ativos e passivos:

	31.12.02	31.12.01
Valor presente das obrigações atuariais total ou parcialmente cobertas..........	69.996	61.042
Valor justo dos ativos..	(49.551)	(36.371)
Valor presente das obrigações atuariais totalmente descobertas....................	20.445	24.671
Valor líquido dos ganhos/(perdas) não reconhecidos no balanço..................	4.092	-
Passivo líquido no balanço patrimonial..	**24.537**	**24.671**


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b. Despesa reconhecida na demonstração do resultado em 2002 e prevista para 2003:

	31.12.03	31.12.02
Custo do serviço corrente	1.661	1.781
Custo dos juros	6.843	5.975
Rendimento esperado dos ativos dos planos	(5.009)	(3.694)
Contribuição do empregado	(724)	(606)
Total	**2.771**	**3.456**

c. Movimento do passivo líquido conforme a NPC nº 26:

	31.12.02
Passivo líquido em 31 de dezembro de 2001	24.671
Despesas para 2002	3.456
Contribuições estimadas para o ano de 2002	(3.590)
Passivo líquido em 31 de dezembro de 2002	**24.537**

As principais premissas atuariais em 31 de dezembro de 2002 (expressas por médias ponderadas) são conforme segue:

Taxa de desconto	10% a.a.
Taxa de retorno esperado dos ativos	10% a.a.
Crescimentos salariais futuros	7% a.a.
Crescimento dos benefícios da previdência social	4% a.a.
Inflação (de longo prazo)	4% a.a.
Fator de capacidade	
- Salários	98%
- Benefícios	98%

A contribuição da Duke Energy Paranapanema como patrocinadora, no ano de 2002 foi de R$ 624 (R$ 611 em 2001). As contribuições dos participantes e da patrocinadora são reavaliadas, periodicamente, por consultores atuariais independentes.


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Geração Paranapanema

18. OPERAÇÕES FINANCEIRAS COM A FUNDAÇÃO CESP

As operações financeiras com a Fundação CESP (entidade administradora dos planos de benefícios), registradas no passivo circulante e exigível a longo prazo, na rubrica de obrigações a pagar - plano de aposentadoria, estão sumariadas conforme segue:

	31.12.02			31.12.01
	Circulante	Longo Prazo	Total	Total
a. Fundação CESP II..........	1.911	3.662	5.573	5.703
b. Fundação CESP III.........	882	12.270	13.152	15.031
	2.793	15.932	18.725	20.734

a. Empréstimos referentes às retenções de reservas, com vencimento final para 30 de novembro de 2005, cujos encargos são calculados com base na variação do custo atuarial do Plano de Suplementação de Aposentadoria e Pensão dos Empregados ou na variação da TR, acrescida de juros de 8% a.a., dos dois aplica-se o maior, sendo estes incorporados mensalmente ao valor do principal.

b. Contrato de Confissão de Dívida para financiamento de déficit atuarial, referente ao Benefício Suplementar Proporcional Saldado - BSPS, com vencimento final em 30 de novembro de 2017. O saldo desse contrato é atualizado pela variação do custo atuarial, ou pela variação do IGP-DI, acrescida de juros de 6% a.a., dos dois aplica-se o maior.

19. INSTRUMENTOS FINANCEIROS

As operações da Companhia compreendem a geração, a compra e a venda de energia elétrica para companhias distribuidoras. As vendas em quase sua totalidade são efetuadas através dos denominados "contratos iniciais", assinados em período anterior ao da privatização da Companhia, que determinam a quantidade e o preço de venda da energia elétrica. O valor da tarifa é reajustado anualmente pela variação do IGP-M. Eventuais diferenças entre a quantidade de energia gerada e o somatório das quantidades vendidas através de contratos (faltas ou sobras) são ajustadas através das regras de mercado e liquidadas no MAE. Os principais fatores de risco de mercado que afetam o negócio da Companhia podem ser assim enumerados:


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a. Risco de crédito: as vendas de energia efetuadas com base nos contratos iniciais estão garantidas pelos recebíveis das companhias distribuidoras, tendo a Companhia o direito de requerer o bloqueio das contas bancárias de seus clientes (revendedores) até a recuperação do valor total a receber.

b. Risco de preço: o preço da energia elétrica vendida para as distribuidoras está, atualmente, no nível dos preços determinados nos contratos iniciais. Eventuais sobras ou faltas de energia em relação às quantidades determinadas nos contratos iniciais terão o seu preço determinado pelo MAE.

Instrumentos financeiros no balanço patrimonial:

- As aplicações financeiras, em 31 de dezembro de 2002, estão representadas por aplicações em certificados de depósitos bancários, que estão demonstrados ao custo, acrescido dos rendimentos auferidos até 31 de dezembro de 2002, são realizáveis por prazos inferiores a 90 dias e estão reconhecidos contabilmente pelo valor aproximado de mercado.

- Os empréstimos e financiamentos referem-se a empréstimo concedido pela Eletrobrás atualizado pela variação do IGP-M, com juros de 10% a.a. e com vencimento para 15 de maio de 2013, e financiamento junto ao BNDES, que prevê atualização com base na variação da SELIC, acrescido de juros de 1% a.a., amortizado mensalmente, com término para 15 de fevereiro de 2008. Em razão da inexistência de um mercado ativo de empréstimos com condições similares ao mencionado, não foi possível determinar um valor justo para esse instrumento financeiro.

- As obrigações com a Fundação Cesp referem-se a contrato de empréstimo relativo às retenções de reserva, com vencimento final para 30 de novembro de 2005, atualizados pela TR + 8% a.a. ou custo atuarial, dos dois o maior, e contrato de confissão de dívida para financiamento do déficit atuarial, com vencimento final em 30 de novembro de 2017, atualizado pela variação IGP-DI + 6% a.a. ou custo atuarial, dos dois o maior. Em virtude da inexistência de um mercado ativo de empréstimos com condições similares ao mencionado, não foi possível determinar um valor justo para esse instrumento financeiro.

A contratação e o controle dessas operações são efetuados através de critérios periodicamente revisados que consideram requisitos de solidez financeira, confiabilidade e perfil de mercado com os quais são realizadas.


Duke
Energy®
Geração Paranapanema

20. SEGUROS

Em 31 de dezembro de 2002, a Companhia possui contratos de seguros com cobertura determinada por orientação de especialistas, considerando a natureza e o grau de risco, por montantes considerados suficientes para cobrir eventuais perdas significativas sobre seus ativos e/ou responsabilidades.

21. ACORDO GERAL DO SETOR ELÉTRICO

Pela Medida Provisória nº 2.148, de 22 de maio de 2001, foi criado o Programa Emergencial de Redução do Consumo de Energia Elétrica ("Programa Emergencial"). Esse programa teve por objetivo compatibilizar a demanda de energia com a oferta, a fim de evitar interrupções intempestivas ou imprevistas do suprimento de energia. Em média, a redução de energia prevista por esse programa foi de 20% em relação ao consumo verificado nos meses de maio, junho e julho de 2000. Esse programa vigorou de 1 de junho de 2001 até 28 de fevereiro de 2002, data em que o Governo considerou normalizada a situação hidrológica. Na Região Norte o programa foi suspenso a partir de janeiro de 2002.

Em conseqüência dessa redução forçada da demanda pela intervenção do Estado, as empresas concessionárias de energia elétrica, tanto geradoras como distribuidoras, tiveram redução de suas margens de lucro, pois as estruturas físicas dessas empresas, bem como a de pessoal, não puderam ser reduzidas na proporção da redução de consumo prevista naquele programa. Assim, ficaram mantidos os custos fixos e encargos de financiamentos sem a correspondente receita.

Além do programa de redução de consumo, as empresas distribuidoras tinham vários pleitos com a ANEEL, visando à recomposição do denominado "equilíbrio econômico-financeiro dos contratos de concessão", pois ocorreram vários eventos que, no entender das empresas, resultaram no desequilíbrio econômico-financeiro desses contratos, principalmente as variações mensais de custos denominados como Parcela A, os quais não são gerenciáveis pelas distribuidoras.

Em 18 de dezembro de 2001, para solucionar a questão, o Governo e as empresas de energia elétrica firmaram o Acordo Geral do Setor Elétrico ("Acordo") restabelecendo o equilíbrio econômico-financeiro dos contratos existentes e a recomposição parcial de receitas relativas ao período de vigência do Programa Emergencial.


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Energy®
Geração Paranapanema

Esse acordo abrangeu as perdas de margem incorridas pelas distribuidoras e geradoras no período de vigência do citado Programa Emergencial, os custos adicionais denominados como Parcela A para o período de 1 de janeiro de 2001 a 25 de outubro de 2001, a parcela dos custos com a compra de energia no âmbito do MAE, denominada "energia livre", realizadas até dezembro de 2002 e a adoção de fórmula substitutiva do direito contratual previsto no Anexo V dos Contratos Iniciais.

Para eliminação de reprodução de controvérsia relativa à recompra de excedentes de Contratos Iniciais e equivalentes, inclusive ao denominado Acordo de Recompra, a parcela das despesas com a compra de energia no âmbito do MAE, realizadas até dezembro de 2002, decorrentes da redução da geração de energia elétrica nas usinas participantes do Mecanismo de Realocação de Energia - MRE e consideradas nos denominados Contratos Iniciais e equivalentes, será repassada aos consumidores atendidos pelo Sistema Elétrico Interligado Nacional.

Em razão da divergência de interpretação do Acordo por parte da ANEEL e dos agentes geradores, foram realizadas sucessivas reuniões entre os geradores e os representantes da GCE - Câmara de Gestão da Crise de Energia Elétrica (BNDES, ANEEL, COMAE, etc.), até que em 17 de maio de 2002 foi emitido e divulgado o despacho nº 288 da ANEEL, que esclareceu os critérios a serem utilizados para as contabilizações, relativas ao período de vigência do racionamento.

Em reunião realizada, em 4 de julho de 2002, para por fim às divergências, as empresas de energia elétrica assinaram documentos, que regulamentavam, regularizavam e operacionalizavam os termos do Acordo, cujo termo de adesão foi firmado em 18 de dezembro de 2001. As contabilizações referentes a esse Acordo, e que englobam o período de maio a dezembro de 2001 e janeiro a dezembro de 2002, foram oficialmente divulgadas, entre o encerramento do último trimestre de 2002 e início do primeiro trimestre de 2003, e estão contempladas nas demonstrações que ora são apresentadas.

Em 15 de outubro de 2002 a ANEEL, através de seu Ofício Circular nº 1.004/2002–SFF–SER/ANEEL, determinou a utilização do novo Fator Redutor de 0,93584 ao invés do Fator Redutor de 0,97659, divulgado pela própria ANEEL em janeiro último, e que serviu de base para os provisionamentos contábeis do exercício findo em 31 de dezembro de 2001, para o período de junho a dezembro de 2001. Para o período de janeiro a fevereiro de 2002, o fator redutor determinado foi de 0,99333. Este fator deve ser utilizado para apuração das perdas de receita durante a vigência do Racionamento.

A Companhia considerou o efeito da mudança deste Fator Redutor para o período de junho a dezembro de 2001 em suas demonstrações contábeis, porém entende


Duke
Energy®
Geração Paranapanema

que, o mérito da matéria ainda se encontra em discussão com a Coordenação da Implantação do Acordo e a ANEEL, sendo o entendimento unânime das empresas geradoras, e desta Companhia, que o novo Fator Redutor, não reflete a boa técnica, o estrito cumprimento do Acordo e a correta aplicação da Resolução ANEEL nº 31 de 24 de janeiro de 2002, que regula o assunto.

Sendo assim, os dados constantes das demonstrações que ora se divulgam refletem, um melhor julgamento da Companhia e de seus administradores acerca do tratamento contábil a ser adotado em razão do Acordo, diante dos fatos e dos elementos disponíveis para julgamento da questão.

A Companhia, na defesa do entendimento expresso acima, se reserva o direito de recorrer a todas as medidas cabíveis nas esferas administrativa e judicial, na preservação do interesse de seus acionistas e da responsabilidade de seus administradores.

Em 30 de dezembro de 2002 o MAE procedeu à liquidação financeira parcial das transações de compra e venda de energia no MAE, relativas ao período de setembro de 2000 a setembro de 2002. A liquidação financeira final e total das transações no mercado de curto prazo, somente dar-se-á após conclusão do processo de auditoria, a ser conduzido no âmbito do MAE.

O montante de energia livre de R$ 119.668 divulgado pelo MAE e registrado como contas a receber das distribuidoras (curto e longo prazo), será pago pelas próprias distribuidoras, na forma de repasse. Esse montante será arrecadado pelas distribuidoras junto aos consumidores finais através dos ajustes tarifários extraordinários concedidos às distribuidoras pela ANEEL. O prazo médio para o recebimento desse saldo está previsto em até 6 anos.

O BNDES aprovou linha de crédito para financiamento correspondente a 90% do custo com a compra adicional de energia livre no MAE. Após a determinação dos valores pelo MAE, a Companhia pleiteou o financiamento nos termos do Acordo, conforme detalhado em sua nota explicativa nº 8, tendo obtido recursos no montante de R$ 78.061.

22. REESTRUTURAÇÃO SOCIETÁRIA

Em Assembléia Geral Extraordinária realizada em 27 de fevereiro de 2002, foi aprovada a reestruturação societária envolvendo a Duke Energy Paranapanema e a sua controladora Duke Energy do Sudeste Ltda. ("Duke Sudeste"). A ANEEL através da Resolução nº 28 de 21 de janeiro de 2002, aprovou a operação de incorporação


Duke
Energy®
Geração Paranapanema

da controladora, passando a Duke Energy Paranapanema a sucedê-la em todos os seus direitos e obrigações, a título universal e para todos os fins de direito, sem qualquer solução de continuidade.

Essa reestruturação teve por objetivo a melhoria do fluxo de caixa da Duke Energy Paranapanema, resultante do aproveitamento do crédito fiscal gerado pelo ágio pago pela Duke Sudeste na aquisição da Companhia, no montante de R$ 103.838. A operação de incorporação foi estruturada de modo a não acarretar a transferência de qualquer endividamento à Duke Energy Paranapanema, bem como de modo a evitar qualquer impacto negativo nos seus resultados futuros por conta da amortização do referido ágio. A operação teve as seguintes fases:

a. Constituição na Duke Sudeste de provisão no montante de R$ 201.568 correspondente à diferença entre o valor do ágio pago e o valor do benefício fiscal. A provisão foi constituída com o objetivo de evitar que a amortização do ágio originalmente registrado na Duke Sudeste afetasse negativamente os resultados futuros da Duke Energy Paranapanema passíveis de distribuição aos seus acionistas.

b. Incorporação pela Duke Energy Paranapanema do acervo líquido da Duke Sudeste no montante de R$ 103.838, representado pelo valor do benefício fiscal anteriormente mencionado, de acordo com o laudo de avaliação preparado por empresa de avaliação independente. Conforme determina a Instrução CVM nº 319 o mesmo foi registrado em contrapartida da conta de reserva especial de ágio na incorporação, constante do patrimônio líquido.

O montante de ágio absorvido pela Duke Energy Paranapanema, em razão da incorporação, teve como fundamento econômico a expectativa de resultados futuros e está sendo amortizado conforme estipulado pela ANEEL em sua Resolução nº 28 de 21 de janeiro de 2002, baseado na projeção de resultados futuros elaborada por consultores externos.

De acordo com o requerido na Instrução CVM nº 349, para fins de apresentação das demonstrações contábeis, o valor líquido correspondente ao benefício fiscal está sendo apresentado no ativo circulante e no realizável a longo prazo, na rubrica tributos e contribuições sociais, conforme a expectativa de sua realização. A Duke Energy Sudeste constituiu provisão para manter a integridade do patrimônio da Duke Energy Paranapanema, cuja reversão neutralizará o efeito da amortização do ágio no balanço patrimonial desta última (vide nota explicativa nº 6.4).

De acordo com o permitido na Instrução CVM nº 319 e estabelecido no protocolo de incorporação, a reserva especial de ágio na incorporação, constante do patrimônio líquido da Duke Energy Paranapanema, será capitalizada em favor do acionista


Duke
Energy®
Geração Paranapanema

controlador, a Duke Energy International, Brasil Ltda. ("Duke Energy Brasil"). Em decorrência da amortização do ágio, a parcela da reserva especial de ágio, correspondente ao benefício auferido, será objeto de capitalização futura, em proveito da Duke Energy Brasil.

23. EVENTOS SUBSEQUENTES

Durante os meses de janeiro e fevereiro de 2003, o MAE procedeu, novamente, à liquidação financeira parcial das transações de compra e venda de energia em seu próprio âmbito, relativas ao período de outubro a dezembro de 2002. A liquidação financeira final e total das transações, conforme anteriormente abordado, somente dar-se-á após conclusão do processo de auditoria, a ser conduzido, oportunamente, no âmbito do MAE.

Em março de 2003, a Companhia recebeu, das distribuidoras, a primeira parcela do repasse relativo ao reembolso de energia livre. Esta parcela corresponde ao montante arrecadado, junto aos consumidores finais, através do reajuste tarifário extraordinário das distribuidoras, no mês de fevereiro de 2003. Ao mesmo tempo, a Companhia procedeu à liquidação da primeira parcela do empréstimo tomado junto ao BNDES, relativo a linha de crédito para financiamento correspondente, conforme detalhado na nota explicativa nº 8.


Duke
Energy®
Geração Paranapanema

INFORMAÇÕES SUPLEMENTARES

ANEXO I
DEMONSTRAÇÕES DOS FLUXOS DE CAIXA
PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001
(Em Reais mil)

	2002	2001
Atividades operacionais		
Recebimento de Clientes	578.815	574.767
Outros Recebimentos	16.808	7.106
Pagamento de Fornecedores	(181.538)	(195.434)
Pagamento de Salários e Encargos Sociais	(39.574)	(41.570)
Pagamento de Impostos e Contribuições	(134.549)	(118.431)
Outras Despesas	(2.718)	(7.567)
Caixa gerado pelas atividades operacionais	**237.244**	**218.872**
Atividades de investimento		
Recebimento pela Venda de Imobilizado	60	43
Pagamento pela Aquisição de Imobilizado	(69.268)	(39.007)
Caixa aplicado em atividades de investimento	**(69.208)**	**(38.964)**
Atividades de financiamento		
Pagamento de Empréstimos (Principal e Juros)	(140.443)	(125.403)
Captação de novos empréstimos	78.061	-
Distribuição de Dividendos	(138.586)	(69.970)
Caixa gerado pelas atividades de financiamento	**(200.968)**	**(195.373)**
Diminuição Líquida nas Disponibilidades	**(32.932)**	**(15.465)**
Saldo inicial de caixa	54.476	69.941
Saldo final de caixa	21.544	54.476
Variação no caixa	**(32.932)**	**(15.465)**


Duke
Energy®
Geração Paranapanema

ANEXO II
DEMONSTRAÇÕES DOS VALORES ADICIONADOS
DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001
(em milhares de reais)

	2002	%	2001	%
RECEITA				
Venda de Energia e Serviços	544.061		639.238	
Reversão de quotas para RGR	-		4.026	
Provisão para créditos de liquidação duvidosa	(14.293)		306	
Resultado não Operacional	60		(1.343)	
	529.828		642.227	
(-) INSUMOS				
Energia elétrica adquirida	65.246		225.866	
Material	2.168		2.192	
Reversão Provisão Ambiental	-		(18.000)	
Serviços de Terceiros	18.334		14.999	
Seguros	5.109		5.732	
	90.857		230.789	
(=) VALOR ADICIONADO BRUTO	438.971		411.438	
(-) Depreciação, Amortização e baixas	128.575		122.275	
(=) VALOR ADICIONADO LÍQUIDO	310.396		289.163	
(+) VALOR ADICIONADO TRANSFERIDO				
Receitas Financeiras	24.097		11.842	
	24.097		11.842	
(=) VALOR ADICIONADO A DISTRIBUIR	334.493		301.005	
DISTRIBUIÇÃO DO VALOR ADICIONADO				
Pessoal				
Remunerações	23.533	7,04	21.873	7,27
Previdência e Assistência	1.542	0,46	1.572	0,52
Auxílio Alimentação e Educação	1.460	0,44	1.403	0,47
Plano Aposentadoria Complementar	624	0,19	1.866	0,62
Participação nos resultados	1.500	0,45	1.500	0,50
	28.659	8,57	28.214	9,37
Governo				
INSS (sobre folha de pagamento)	5.596	1,67	5.887	1,96
Imposto de Renda e Contribuição Social	(32.333)	(9,67)	(686)	(0,23)
Taxa Ficalização ANEEL	2.138	0,64	1.935	0,64
Compensação Financeira para utilização de Recursos Hídricos	24.449	7,31	21.041	6,99
PIS	3.832	1,15	4.155	1,38
COFINS	16.321	4,88	19.177	6,37
Outras Taxas e Encargos	952	0,28	1.668	0,55
	20.955	6,26	53.177	17,67
Financiadores				
Despesas Financeiras	340.806	101,89	192.926	64,09
Aluguéis	5.351	1,60	4.239	1,41
	346.157	103,49	197.165	65,50
Acionistas				
Lucro (Prejuízo) do Exercício	(61.278)	(18,32)	22.449	7,46
	(61.278)	(18,32)	22.449	7,46
VALOR ADICIONADO DISTRIBUÍDO	334.493	100,00	301.005	100,00


Duke
Energy
Geração Paranapanema

São Paulo, 11 de fevereiro de 2003

MICHAEL L. DULANEY
DIRETOR – PRESIDENTE

JORGE YOSHIMURA
DIRETOR FINANCEIRO
RELAÇÕES COM INVESTIDORES

JANAÍNA DIAS MOKDECI
GERENTE DE CONTABILIDADE

EDSON MARCELO FRANCO DE BRITO
CONTADOR – CRC 1SP154669/O-0


Duke
Energy
Geração Paranapanema

Duke Energy International, Geração Paranapanema S.A.

Demonstrações Contábeis
Referentes aos Exercícios Findos
em 31 de Dezembro de 2002 e de 2001 e
Parecer dos Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

PARECER DOS AUDITORES INDEPENDENTES

Aos Acionistas e Administradores da

Duke Energy International, Geração Paranapanema S.A.
São Paulo - SP

1. Examinamos os balanços patrimoniais da Duke Energy International, Geração Paranapanema S.A., levantados em 31 de dezembro de 2002 e de 2001, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis.

2. Nossos exames foram conduzidos de acordo com as normas brasileiras de auditoria e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e o sistema contábil e de controles internos da Companhia; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela Administração da Companhia, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

3. Conforme mencionado nas notas explicativas nºs 5, 9 e 21 às demonstrações contábeis, a Companhia registrou em 31 de dezembro de 2001, no ativo circulante e no ativo realizável a longo prazo, valores a receber no montante de R$ 70.710 mil e R$ 81.143 mil, respectivamente, e, no passivo circulante, valores a pagar no montante de R$ 182.005 mil, relativos às transações de venda e compra de energia realizadas no âmbito do Mercado Atacadista de Energia Elétrica - MAE, com base em informações divulgadas pelo MAE em 13 de março de 2002. Esses valores, correspondentes ao período de 1° de setembro de 2000 a 31 de dezembro de 2001, foram divulgados de forma final pelo MAE durante o último trimestre de 2002, e divergem dos valores apresentados nas demonstrações contábeis do exercício findo em 31 de dezembro de 2001 que foram reapresentadas, e sobre as quais emitimos parecer com ressalva relativa à divergência entre os valores divulgados de forma final pelo MAE e os consignados nas demonstrações contábeis reapresentadas, conforme mencionado na nota explicativa nº 3. Conseqüentemente, o prejuízo do exercício findo em 31 de dezembro de 2002 está diminuído em R$ 28.431 mil, líquidos dos efeitos tributários; o ativo circulante, o ativo realizável a longo prazo e o passivo circulante em 31 de dezembro de 2001 estão aumentados em R$ 5.509 mil, R$ 8.925 mil e R$ 57.512 mil, respectivamente; e o patrimônio líquido em 31 de dezembro de 2001 e o lucro líquido do exercício findo naquela data estão diminuídos em R$ 28.431 mil, líquidos dos efeitos tributários. O prejuízo e o lucro por lote de mil ações, respectivamente, em 31 de dezembro de 2002 e de 2001, estão diminuídos em R$ 0,30.

4. Em nossa opinião, exceto quanto aos efeitos do assunto mencionado no parágrafo 3, as demonstrações contábeis referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Duke Energy International, Geração Paranapanema S.A. em 31 de dezembro de 2002 e de 2001, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes aos exercícios findos naquelas datas, de acordo com as práticas contábeis adotadas no Brasil.

5. As informações suplementares contidas nas demonstrações contábeis, referentes respectivamente, às demonstrações dos fluxos de caixa e do valor adicionado, para o

exercício findo em 31 de dezembro de 2002, são apresentadas com o propósito de permitir análises adicionais e não são requeridas como parte das demonstrações contábeis básicas. Essas informações foram por nós examinadas de acordo com os procedimentos de auditoria mencionados no parágrafo 2 e, em nossa opinião, estão adequadamente apresentadas, em todos os aspectos relevantes, em relação às demonstrações contábeis tomadas em conjunto.

6. Conforme detalhado nas notas explicativas n°s 5 e 9 às demonstrações contábeis em 31 de dezembro de 2002 , a Companhia tem registrado, no ativo circulante e no ativo realizável a longo prazo, valores a receber no montante de R$ 59.681 mil e R$ 79.779 mil, respectivamente, e, no passivo circulante, valores a pagar no montante de R$ 113.569 mil, relativos às transações de venda e compra de energia realizadas no âmbito do MAE, com base em cálculos preparados e divulgados pelo MAE. Esses valores podem estar sujeitos à modificação dependendo de decisão de processos judiciais em andamento, movidos por empresas do setor, relativos à interpretação das regras do mercado em vigor.

7. A liquidação financeira dos valores referentes ao período de setembro de 2000 a setembro de 2002 ocorreu parcialmente em 30 de dezembro de 2002 e encontra-se refletida nas demonstrações contábeis. Nos termos das Resoluções da Agência Nacional de Energia Elétrica - ANEEL n° 552, de 14 de outubro de 2002, e n° 635, de 21 de novembro de 2002, a liquidação final está condicionada à confirmação dos números pelo MAE, após auditoria a ser realizada. O sucesso dessa negociação e liquidação depende da capacidade financeira das empresas do setor em honrar seus compromissos.

8. Em 21 de dezembro de 2001, foi editada a Medida Provisória n° 14, convertida em Lei n° 10.438, de 26 de abril de 2002, disciplinando, entre outros assuntos, a recomposição do equilíbrio econômico-financeiro das empresas geradoras e distribuidoras de energia elétrica, garantido nos contratos de concessão. As informações detalhadas e os impactos sobre a situação patrimonial e financeira da Companhia e no resultado das suas operações, relativos ao Acordo Geral do Setor Elétrico, estão divulgados nas notas explicativas n°s 5, 9 e 21 às demonstrações contábeis.

São Paulo, 11 de fevereiro de 2003

DELOITTE TOUCHE TOHMATSU Auditores Independentes CRC n° 2 SP 011609/O-8	José Domingos do Prado Contador CRC n° 1 SP 185087/O-0